                   THIS DOCUMENT IS A CONFIRMING COPY OF THE
           AMENDMENT NO. 6 TO SCHEDULE 13G FILED ON FEBRUARY 14, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                Amendment No. 6

                               Alden Electronics
                               -----------------
                                 Name of Issuer


                              Common, No Par Value
                              --------------------
                         (Title of Class of Securities)

                                  014086-10-2
                                  -----------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement [  ]


                               Page 1 of 8 Pages

  CUSIP NO. 014086-10-2                   13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of Boston Corporation (04-247-1221)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (See Instructions)                                        (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Holding Company-Massachusetts
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          131,612
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          131,612
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

                          131,612
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

                          6.54%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                          HC
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 pages


________________________________________________________________________________
1)   Names of Reporting Persons          The First National Bank of Boston
     S.S. or I.R.S. Identification       (04-247-2499)
     Nos. of Above Persons
----------------------------------------------------------------------------
2)   Check the Appropriate Box           (a)
     if a Member of a Group              (b)
     (See Instructions)
----------------------------------------------------------------------------
3)   SEC Use Only
----------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                        Bank of USA
----------------------------------------------------------------------------
Number of Shares               (5)  Sole Voting Power               131,612
Beneficially                   (6)  Shared Voting Power
Owned by Each                  (7)  Sole Dispositive
Reporting Person                    Power                           0
With                           (8)  Shared Dispositive
                                    Power                           131,612
----------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                 131,612
----------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                6.54%
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)             BK

                                                               Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                                AMENDMENT NO. 6

Item 1.
     (a)   Name of Issuer:            Alden Electronics
           ---------------
     (b)   Address of Issuer's        Alden Research Center
           -------------------
           Principal Executive        Westboro, MA  01581
           -------------------
           Office:
           -------
Item 2.
     (a)   Name of Person             Bank of Boston Corporation
           --------------             on its own behalf as indirect
           Filing:                    owner and on behalf of its subsidiary,
           -------                    The First National Bank of Boston


     (b)   Address of Principal       100 Federal Street
           --------------------       Boston, Massachusetts  02110
           Business Office or, if
           ----------------------
           none, Residence:
           ----------------

     (c)   Citizenship:               Holding Company - Massachusetts
           ------------               Bank - USA

     (d)   Title Class of
           --------------
           Securities:                Common, No Par Value
           -----------

     (e)   CUSIP Number:              014086-10-2
           -------------

Item 3.


   This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.    Ownership:
           ---------
     (a)   Amount Beneficially
           -------------------
           Owned:                     See Item 9, Cover Page
           -----

     (b)   Percent of Class:          See Item 11, Cover Page
           -----------------

     (c)   Number of Shares as to Which
           ----------------------------
           Such Person Has
           ---------------
           (i) Sole Power to Vote or to Direct the vote
           (ii) Shared Power to Vote or to Direct the vote
           (iii) Sole Power to Dispose or Direct the Disposition of:
           (iv) Shared Power to Dispose to or Direct the Disposition of:
           For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5.    Ownership of Five Percent or less of a Class.
           --------------------------------------------

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

           Not Applicable.

Item 7.    Identification and Classification of the Subsidiary which has
           -------------------------------------------------------------
           Acquired the Security Being Reported on by the Parent Holding
           -------------------------------------------------------------
           Company:
           --------

           Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.    Identification and Classification of Member of the Group.
           --------------------------------------------------------

           Not Applicable.

Item 9.    Notice of Dissolution of Group.
           ------------------------------

           Not Applicable.

Item 10.  CERTIFICATION:
          -------------

          See Exhibit A

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  February 14, 1997
   Bank of Boston Corporation

   By:/s/ Robert T. Jefferson
      -----------------------

   Name:  Robert T. Jefferson
          ----------------------------


   Title:  Comptroller
           -----------

                                                               Page 6 of 8 Pages


The First National Bank of Boston


By: /s/ James H. Vineburgh
  ------------------------


Name:  James H. Vineburgh
       ----------------------------
Print:


Title:  Director, Private Banking
        -------------------------

                                                               Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that Bank of Boston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Alden Electronics Common Stock, No Par Value, on behalf of itself and The First National Bank of Boston.


Dated:  February 14, 1997

Bank of Boston Corporation


By: /s/ Robert T. Jefferson
    -----------------------
     Robert T. Jefferson
     Comptroller

                                                               Page 8 of 8 Pages


The First National Bank of Boston

By: /s/ James H. Vineburgh
    -------------------------------

Name:  James H. Vineburgh
       --------------------------
Print:

Title:  Director, Private Bank
        ----------------------


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Michael R. Garfield, Assistant Secretary of the Board of Directors of The First National Bank of Boston, do hereby certify that James
H. Vineburgh is a duly elected Senior Vice President of the Bank and Director of Private Banking, and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

     In witness whereof, I have set my hand and seal of the Bank this 12th day of February, 1997.


                                 By: /s/ Michael R. Garfield
                                     --------------------------
                                    Michael R. Garfield
                                    Assistant Secretary of the
                                    Board of Directors